Hamptons Luxury Homes, Inc.

PO Box 871

367 Butter Lane

Bridgehampton, NY 11932

August 17, 2005

Ms. Angela J. Halac

Staff Accountant

Mail Stop 3561

United States Securities

 and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Hamptons Luxury Homes, Inc.

August 10, 2005 Comment Letter

File No.: 000-49993

Dear Ms. Halac:

The undersigned, in accordance with the above-referenced Comment Letter hereby acknowledges on behalf of Hamptons Luxury Homes, Inc. (the “Company”) that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its 8-K and amended 8-K filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Roy Dalene

Roy Dalene

Chief Executive Officer